EXHIBIT 17.1








November 13, 2004



To the Board of Directors
Snap On Incorporated

I hereby tender my resignation as the President and the Chief Executive Officer of Snap On Incorporated and as the Chairman and a member of the Board of Directors and from any other positions I hold with subsidiaries and affiliates of Snap On Incorporated, such resignations to be effective immediately.

Sincerely yours,

/s/ Dale F. Elliott
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Dale Elliott